KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions Except Ratio Amounts)

	Three Months Ended March 31,
	2014	2013
Earnings: Pre-tax income from continuing operations before adjustment for net income attributable to the noncontrolling interest and earnings from equity investments (including amortization of excess cost of equity investments) per statements of income	$701	$814
Add:
Fixed charges	266	221
Amortization of capitalized interest	1	1
Distributions from equity investment earnings	54	82
Less:
Interest capitalized from continuing operations	(18)	(9)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	—	—
Income as adjusted	$1,004	$1,109

Fixed charges: Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$257	$212
Add:
Portion of rents representative of the interest factor	9	9
Fixed charges	$266	$221

Ratio of earnings to fixed charges	3.77	5.02